

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

James S. Byrd, Jr.
Chairman, CEO, Co-CFO and Co-CAO
Legion Capital Corp
301 E. Pine St, Suite 850
Orlando, FL 32801

   Re: Legion Capital Corp
     Amendment No. 2 to Form 1-A
     Filed December 21, 2020
     File No. 024-11332

Dear Mr. Byrd:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2020 letter.

Form 1-A/A filed December 21, 2020

Part I. Item 1.
Outstanding Securities
Common Equity Units Name of Trading Center or Quotation Medium, page I-4

1. We note your disclosure here of "none" has not been updated to reflect revised disclosure that your common stock began trading on December 7, 2020 on the OTCQX. Please update or advise.

The Offering, page II-4

2. We note your response to comment 3. Please clarify the aggregate value of your outstanding notes and bonds.

Executive Compensation, page II-38

3.   Please update to include 2020 compensation disclosure. Please also update to December 31, 2020 the disclosures under Certain Relationships and Related Party Transactions on page 39 and Security Ownership of Certain Beneficial Owners and Management on page 40.

Description of Securities, page II-41

4.   Noting new disclosures that as of December 7, 2020 your stock is publicly traded on the OTCQX marketplace under the ticker symbol LGCP, please update here and on pages 3, 17 and 42 to reconcile or explain the statements of "no public market" and "prior to this offering, there has not been a public market for our common stock," Please advise, with a view towards revised disclosure, whether the trading price will be considered by the Board in setting the offering price. For clarity and balance, disclose here and on the cover page the trading price as of a recent date or advise.

         You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Donald Field at 202-551-3680 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance